Exhibit 6.6

PERSONAL EMPLOYMENT AGREEMENT

THIS PERSONAL EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into this 30th day of December, 2015 by and between O.S. New Horizon- Personal Computing Services Ltd. of 10 HaEfroni St., Mevaseret Zion, Israel (the “Company”) and Rachel Koren, bearing Israeli ID No. 025291394 , of 75Avney Hahoshen Givat Zeev, Israel (“Employee”).

WHEREAS, the Company wishes to employ the Employee, and the Employee wishes to be employed by the Company, as of the Commencement Date (as such term is defined hereunder); and

WHEREAS, the parties desire to state the terms and conditions of the Employee’s employment by the Company, as set forth below.

NOW, THEREFORE, in consideration of the mutual premises, covenants and other agreements contained herein, the parties hereby agree as follows:

General

1.       Position. As of the Commencement Date, the Employee shall serve in the position described in Exhibit A attached hereto. In such position, the Employee shall report regularly and shall be subject to the direction and control of the Company’s management and specifically under the direction of the person specified in Exhibit A. The Employee shall perform his duties diligently, conscientiously and in furtherance of the Company’s best interests. The Employee agrees and undertakes to inform the Company, immediately after becoming aware of any matter that may in any way raise a conflict of interest between the Employee and the Company. During his employment by the Company, the Employee shall not receive any payment, compensation or benefit from any third party in connection, directly or indirectly, with his position in the Company.

2.       Part Time Employment. As of the Commencement Date, the Employee will be employed on a part time basis and shall be paid according to actual working hours. The Employee shall be available for Company’s needs at all reasonable times as may be required by the Company.

3.       Location. The Employee shall perform his duties hereunder at the Company’s facilities in Israel, but understands and agrees that his position may involve domestic and international travel.

4.       Employee’s Representations and Warranties. The Employee represents and warrants that the execution and delivery of this Agreement and the fulfillment of its terms: (i) will not constitute a default under or conflict with any agreement or other instrument to which he is a party or by which he is bound; and (ii) do not require the consent of any person or entity. Further, with respect to any past engagement of the Employee with third parties and with respect to any permitted engagement of the Employee with any third party during the term of his engagement with the Company (for purposes hereof, such third parties shall be referred to as “Other Employers”), the Employee represents, warrants and undertakes that: (a) his engagement with the Company is and/or will not be in breach of any of his undertakings toward Other Employers, and (b) he will not disclose to the Company, nor use, in provision of any services to the Company, any proprietary or confidential information belonging to any Other Employer.

Term of Employment

5.       Term. The Employee’s employment by the Company shall commence on the date set forth in Exhibit A (the “Commencement Date”), and shall continue until it is terminated pursuant to the terms set forth herein.

6.       Termination at Will. Either party may terminate the employment relationship hereunder at any time, by giving the other party a prior written notice as set forth in Exhibit A (the “Notice Period”). Notwithstanding the foregoing, the Company is entitled to terminate this Agreement with immediate effect upon a written notice to Employee and to pay the Employee a one-time amount equal to the Salary that would have been paid to the Employee during the Notice Period, in lieu of such prior notice.

7.       Termination for Cause. The Company may immediately terminate the employment relationship for Cause, and such termination shall be effective as of the time of notice of the same. “Cause” means (a) conviction of any felony involving moral turpitude affecting the Company or its subsidiaries or any crime involving fraud; (b) action taken by the Employee intentionally to harm the Company; (c) embezzlement of funds of the Company or its subsidiaries; (d) falsification of records or reports; (e) ownership, direct or indirect, of an interest in a person or entity (other than a minority interest in a publicly traded company) in competition with the products or services of the Company or its subsidiaries, including those products or services contemplated in a plan adopted by the Board or its subsidiaries; (f) any breach of the Employee’s fiduciary duties or duties of care to the Company (except for conduct taken in good faith) which, to the extent such breach is curable, has not been cured by Employee within fifteen (15) days after its receipt of notice thereof from Company containing a description of the breach or breaches alleged to have occurred; (g) any material breach of this Agreement which has not been cured by Employee within fifteen (15) days after its receipt of notice thereof from Company containing a description of the breach or breaches alleged to have occurred; (h) any breach of the Proprietary Information, Assignment of Inventions and Non-Competition Agreement attached as Exhibit B by the Employee; and (i) any other act or omission that constitutes “cause” under the laws of any jurisdiction in which the Company or any of its subsidiaries conducts its business and in which the Employee is employed at the time of such act. In the event of termination for Cause, the Employee’s entitlement to severance pay will be subject to Sections 16 and 17 of the Severance Law.

The Company and Employee agree and acknowledge that the Company’s Severance Contribution to the Insurance Scheme in accordance with Section 11 below, shall, provided contribution is made in full, be instead of severance payment to which the Employee (or his beneficiaries) is entitled with respect to the Salary upon which such contributions were made and for the period in which they were made (the “Exempt Salary”), pursuant to Section 14 of the Severance Pay Law 5723 – 1963 (the “Severance Law”). The parties hereby adopt the General Approval of the Minister of Labor and Welfare, which is attached hereto as Exhibit C. The Company hereby forfeits any right it may have in the reimbursement of sums paid by Company into the Insurance Scheme, except: (i) in the event that Employee withdraws such sums from the Insurance Scheme, other than in the event of death, disability or retirement at the age of 60 or more; or (ii) upon the occurrence of any of the events provided for in Sections 16 and 17 of the Severance Law. Nothing in this Agreement shall derogate from the Employee’s rights to severance payment in accordance with the Severance Law or agreement or applicable ministerial order in connection with remuneration other than the Exempt Salary, to the extent such remuneration exists.

8.       Notice Period; End of Relations. During the Notice Period and unless otherwise determined by the Company in a written notice to the Employee, the employment relationship hereunder shall remain in full force and effect, the Employee shall be obligated to continue to discharge and perform all of her/his duties and obligations with the Company, and the Employee shall cooperate with the Company and assist the Company with the integration into the Company of the person who will assume the Employee’s responsibilities.

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Covenants

9.       Proprietary Information; Assignment of Inventions and Non-Competition. Upon the execution of this Agreement, the Employee will execute the Company’s Proprietary Information, Assignment of Inventions and Non-Competition Agreement attached as Exhibit B hereto which shall constitute an integral part of this Agreement.

Salary and Additional Compensation; Insurance

10.     Salary. The Company shall pay to the Employee as compensation for the employment services an aggregate base salary in the amount set forth in Exhibit A (the “Base Salary”). In addition, since the Employee may, from time to time, work overtime hours and since the Company cannot keep specific track of all of the Employee’s overtime hours, the Company shall pay to the Employee an additional monthly gross amount, as set forth in Exhibit A paid for all of the Employee’s overtime hours, as they may be from time to time (the “Additional Compensation”; the Base Salary together with the Additional Compensation, the “Salary”).

In addition to the Salary, the Company shall pay the Employee for any and all daily travel costs to which she/he may be entitled under any applicable law, in the monthly amount as set forth in Exhibit A. Except as specifically set forth herein, the Salary includes any and all payments to which the Employee is entitled from the Company hereunder and under any applicable law, regulation or agreement. The Salary is to be paid to the Employee no later than the 9th day of each calendar month after the month for which the Salary is paid, after deduction of applicable taxes and like payments.

In addition to the Salary, the Employee shall be entitled to receive a Success Bonus, in the amount as set forth in Exhibit A.

Additionally, Following the completion of 3 months of employment (provided that in such event, the Company shall pay retroactive payments for the preceding 3 months, including deduction of contributions by the Employee), the Company together with the Employee will maintain an advanced study fund (“Keren Hishtalmut”) and the Employee and the Company shall contribute to such fund an amount equal to 2.5% (two percent and one half of a percent) of the Salary and 7.5% (seven percent and one half of a percent) of the Salary, respectively. All of the Employee’s aforementioned contributions shall be transferred to the above referred to plans and funds by the Company by deducting such amounts from each monthly Salary payment. Notwithstanding anything to the contrary, neither party shall contribute nor shall the Company deduct from each monthly Salary an amount greater than the maximum amount exempt from tax payment under applicable laws.

11.      Insurance and Social Benefits Following the completion of 3 months of employment and to the extent the Employee is employed by the Company by such time (provided that in such event, the Company shall pay retroactive payments for the preceding 3 months, including deduction of contributions by the Employee), the Company will insure the Employee under a “Manager’s Insurance Scheme” to be selected by the Company (the “Insurance Scheme”) as follows: (i) the Company will pay an amount equal to 5% (five percent) of the Salary towards a fund for life insurance and pension; (ii) the Company will pay an amount of up to 2.5% (two percent and one half of a percent) of the Salary for a fund for the event of loss of working ability (“Ovdan Kosher Avoda”); and (iii) the Company will pay an amount equal to 8 1/3% (eight percent and one third of a percent) of the Salary towards a fund for severance compensation (the “Company’s Severance Contribution”). Similarly, at the beginning of each month the Company shall deduct from the Salary an amount equal to 5% of the Salary for the preceding month, and shall pay such amount as premium payable in respect of the provident compensation component of the Insurance Scheme.

All of the Employee’s aforementioned contributions shall be transferred to the above referred to plans and funds by the Company by deducting such amounts from each monthly Salary payment. Notwithstanding anything to the contrary, neither party shall contribute nor shall the Company deduct from each monthly Salary an amount greater than the maximum amount exempt from tax payment under applicable laws (the tax ceiling recognized by the tax authorities for the purpose of such contributions).

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Additional Benefits

12.     Expenses. The Company will reimburse the Employee for business expenses borne by the Employee, provided that such expenses were approved in advance by the Company, and against valid invoices therefore furnished by the Employee to the Company, all in accordance with the Company’s policy as amended from time to time.

13.     Vacation. The Employee shall be entitled to the number of vacation days per year as set forth in Exhibit A, as coordinated with the Company, with unused days to be accumulated up to the limit set pursuant to applicable law.

14.     Sick Leave; Convalescence Pay. The Employee shall be entitled to that number of paid sick leave per year as set forth in Exhibit A, with unused days to be accumulated up to the limit set pursuant to applicable law, and also to Convalescence Pay (“Dmei Havra’a”) pursuant to applicable law. One (1) day of sick leave shall require a phone notice by the Employee and the submission of medical confirmation by the Employee.

15.     Options. Subject to the approval of the Company’s Board of Directors, Company shall grant the Employee options to purchase such number of Ordinary Shares, par value NIS 0.01 each, of the Company, as set forth in Exhibit A hereto (the “Options”). The Options shall be subject to the terms of the Company’s Share Option Plan, as will be adopted, and an Option Agreement to be executed by and between the Company and the Employee. The Employee acknowledges that he will be required to execute additional documents in compliance with the applicable tax laws and/or other applicable laws.

Miscellaneous

17.     Israeli income tax and other applicable withholdings shall be deducted from the payments to the Employee according to any applicable law, including, but not limited to, National Security and Health Tax.

18.     The laws of the State of Israel shall apply to this Agreement and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the to the applicable court in the district of Tel-Aviv. The provisions of this Agreement are in lieu of the provisions of any collective bargaining agreement, and therefore, no collective bargaining agreement shall apply with respect to the relationship between the parties hereto (subject to the applicable provisions of law). No failure, delay or forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms or conditions hereof. In the event it shall be determined under any applicable law that a certain provision set forth herein is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement. The preface and exhibits to this Agreement constitute an integral part hereof. This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented, except by a subsequent writing executed by both parties hereto. The Employee acknowledges and confirms that all terms of the Employee’s employment are personal and confidential, and undertakes to keep such terms in confidence. The parties agree that this Agreement constitutes, among others, notification in accordance with the Notice to Employees (Employment Terms) Law, 2002. Nothing in this agreement shall derogate from the Employee’s rights according to applicable law.

[Signature page immediately follows]

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first herein above set forth.

                                                                                      _______________________

/s/ Fish Gila

O.S. New Horizon

Personal Computing Services Ltd.

Name: Gila Fish

Title: Chair Person

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Exhibit A

To the Personal Employment Agreement by and between

O.S. New Horizon- Personal Computing Services Ltd. and Alex Gerdov

1.	Name of Employee	Rachel Koren
2.	ID No. of Employee	025291394
3.	Address of Employee	Avnei Hachshen 75
4.	Position in the Company	CFO
5.	Under the Direct Direction of	CEO
6.	Commencement Date	01/01/2016
7.	Notice Period	Pursuant to applicable law
8.	Salary*	1000 NIS per month
9.	Social Benefits	Insurance Scheme & study fund (“Keren Hishtalmut”) after 3 months of employment (retroactive as of the Commencement Date)
10.	Sick Leave Days Per Year	Pursuant to applicable law
11.	Mobile phone	Not provided
12.	Daily Travel costs	Pursuant to applicable law
13.	Vacation Days Per Year	Pursuant to applicable law
14.	Options	20,000 options : 10,000 vested from day of signature . 2,500 options every year for 4 years

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EXHIBIT B TO THE PERSONAL EMPLOYMENT AGREEMENT BY AND BETWEEN

OS New Horizon – Personal Computing Solutions LTD AND THE EMPLOYEE WHOSE
NAME IS SET FORTH HEREIN

Name of Employee: Rachel Koren

ID No. of Employee: 025291394

Date: December 30th, 2015 (the “Commencement Date”)

General

1.	Capitalized terms herein shall have the meanings ascribed to them in the Agreement to which this Exhibit is attached (the “Agreement”). For purposes of any undertaking of the Employee toward the Company, the term “Company” shall include any subsidiaries and affiliates of the Company. The Employee’s obligations and representations and the Company’s rights under this Exhibit shall apply as of the Commencement Date, regardless of the date of execution of the Agreement.

Confidentiality; Proprietary Information

2.	“Proprietary Information” means confidential and proprietary information concerning the business and financial activities of the Company, including, without limitation, patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products (actual or planned), know how, inventions, research and development activities, inventions, trade secrets and industrial secrets, and also confidential commercial information such as investments, investors, employees, customers, suppliers, marketing plans, etc., all the above - whether documentary, written, oral or computer generated. Proprietary Information shall also include information of the same nature which the Company may obtain or receive from third parties.

3.	Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company and irrespective of form but excluding information that (i) was known to Employee prior to Employee’s association with the Company, as evidenced by written records; (ii) is or shall become part of the public knowledge except as a result of the breach of the Agreement or this Exhibit by Employee; (iii) reflects general skills and experience; or (iv) reflects information and data generally known in the industries or trades in which the Company operates.

4.	Employee recognizes that the Company received and will receive confidential or proprietary information from third parties, subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. In connection with such duties, such information shall be deemed Proprietary Information hereunder, mutatis mutandis.

5.	Employee agrees that all Proprietary Information, and patents, trademarks, copyrights and other intellectual property and ownership rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during the employment relationship and after the termination of the engagement between the parties, Employee will keep in confidence and trust all Proprietary Information, and will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary in the ordinary course of performing Employee’s duties under the Agreement.

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6.	Upon termination of Employee’s engagement with the Company, Employee will promptly deliver to the Company all documents and materials of any nature pertaining to Employee’s engagement with the Company, and will not take with him/her any documents or materials or copies thereof containing any Proprietary Information.

7.	Employee’s undertakings set forth in Section 1 through Section 6 shall remain in full force and effect after termination of the Agreement or any renewal thereof.

Disclosure and Assignment of Inventions

8.	“Inventions” means any and all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secrets, whether or not patentable, copyrightable or protectible as trade secrets; “Company Inventions” means any Inventions that are made or conceived or first reduced to practice or created by Employee, whether alone or jointly with others, during the period of Employee’s engagement with the Company, and which are: (i) developed using equipment, supplies, facilities or Proprietary Information of the Company, (ii) result from work performed by Employee for the Company, or (iii) related to the field of business of the Company, or to current or anticipated research and development.

9.	Employee hereby confirms that all rights that he/she may have had at any time in any and all Company’s Inventions, are and have been from inception in the sole ownership of the Company, including during the process of its incorporation. If ever any doubt shall arise as to the Company’s rights or title in any Invention and it shall be asserted that the Employee, allegedly, is the owner of any such rights or title, then Employee hereby irrevocably transfer and assign in whole to the Company without any further royalty or payment any and all rights, title and interest in any and all Inventions. Employee has attached hereto (Exhibit A) a complete list of all inventions to which he/she claim ownerships (the “Prior Inventions”) and that he/she desires to remove from the operation of this Agreement, and acknowledges and agrees that such list is complete. If no such list is attached to this Agreement, Employee represents that he/she has no such Inventions at the time of signing this Agreements. The Prior Inventions, if any, patented or unpatented, are excluded from the scope of this Agreement. If, in the course of employment with the Company, Employee incorporates a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, Employee agrees that he/she will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent. Employee hereby represents and undertakes that none of his/her previous employers or any entity with whom he/she was engaged, has any rights in the Inventions or Prior Inventions and such employment with the Company will not grant any of them any right in the results of the Employee’s work.

10.	Employee undertakes and covenants she/he will promptly disclose in confidence to the Company all Inventions deemed as Company Inventions. The Employee agrees and undertakes not to disclose to the Company any confidential information of any third party and, in the framework of her/his employment by the Company, not to make any use of any intellectual property rights of any third party.

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11.	Employee hereby irrevocably transfers and assigns to the Company all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention, and any and all moral rights that she/he may have in or with respect to any Company Invention. For the removal of any doubt, it is hereby clarified that the provisions concerning assignment of inventions contained in Section 8 and this Section 11 will apply also to any “Service Inventions” as defined in the Israeli Patent Law, 1967 (the “Patent Law”). However, in no event will such Service Invention become the property of the Employee and the provisions contained in Section 132(b) of the Patent Law shall not apply unless the Company provides in writing otherwise. The Employee will not be entitled to royalties or other payment with regard to any Prior Inventions, Company Inventions, Service Inventions or any of the intellectual property rights set forth above, including any commercialization of such Prior Inventions, Company Inventions, Service Inventions or other intellectual property rights. The Employee irrevocably confirms that the consideration explicitly set forth in the employment agreement is in lieu of any rights for compensation that may arise in connection with the Inventions under applicable law and the employee hereby expressly and irrevocably confirms that the provisions contained in Section 134 of the Patent Law shall not apply and he waives any right to claim royalties or other consideration with respect to any Invention.

12.	Employee agrees to assist the Company, at the Company’s expense, in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company Inventions in any and all countries. Employee will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. Such obligation shall continue beyond the termination of Employee’s engagement with the Company. Employee hereby irrevocably designates and appoints the Company and its authorized officers and agents as Employee’s agent and attorney in fact, coupled with an interest to act for and on Employee’s behalf and in Employee’s stead to execute and file any document needed to apply for or prosecute any patent, copyright, trademark, trade secret, any applications regarding same or any other right or protection relating to any Proprietary Information (including Company Inventions), and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks, trade secrets or any other right or protection relating to any Proprietary Information (including Company Inventions), with the same legal force and effect as if executed by Employee herself/himself.

Non-Competition

13.	In consideration of Employee’s terms of employment hereunder, which include special compensation for her/his undertakings under this Section 13 and the following Section 14, and in order to enable the Company to effectively protect its Proprietary Information, Employee agrees and undertakes that she/he will not, so long as the Agreement is in effect and for a period of twelve (12) months following termination of the Agreement, for any reason whatsoever, directly or indirectly, in any capacity whatsoever, engage in, become financially interested in, be employed by, or have any connection with any business or venture that is engaged in any activities competing with the activities of the Company.

14.	Employee agrees and undertakes that during the employment relationship and for a period of twelve (12) months following termination of this engagement for whatever reason, Employee will not, directly or indirectly, including personally or in any business in which Employee may be an officer, director or shareholder, solicit for employment any person who is employed by the Company, or any person retained by the Company as a consultant, advisor or the like who is subject to an undertaking towards the Company to refrain from engagement in activities competing with the activities of the Company (for purposes hereof, a “Consultant”), or was retained as an employee or a Consultant during the six months preceding termination of Employee’s employment with the Company.

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Reasonableness of Protective Covenants

15.	Insofar as the protective covenants set forth in this Exhibit are concerned, Employee specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants are reasonable and necessary to protect the goodwill, property and Proprietary Information of the Company, and the operations and business of the Company; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of Company, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of the Company. Nevertheless, if any of the restrictions set forth in this Exhibit is found by a court having jurisdiction to be unreasonable or overly-broad as to geographic area, scope or time or to be otherwise unenforceable, the parties hereto intend for the restrictions set forth in this Exhibit to be reformed, modified and redefined by such court so as to be reasonable and enforceable and, as so modified by such court, to be fully enforced.

Remedies for Breach

16.	Employee acknowledges that the legal remedies for breach of the provisions of this Exhibit may be found inadequate and therefore agrees that, in addition to all of the remedies available to Company in the event of a breach or a threatened breach of any of such provisions, the Company may also, in addition to any other remedies which may be available under applicable law, obtain temporary, preliminary and permanent injunctions against any and all such actions.

Intent of Parties

17.	Employee recognizes and agrees: (i) that this Exhibit is necessary and essential to protect the business of Company and to realize and derive all the benefits, rights and expectations of conducting Company’s business; (ii) that the area and duration of the protective covenants contained herein are in all things reasonable; and (iii) that good and valuable consideration exists under the Agreement, for Employee’s agreement to be bound by the provisions of this Exhibit.

IN WITNESS WHEREOF the Employee has signed this Agreement as of the date first hereinabove set forth.

_______________________

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